

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Via E-Mail

Mr. John C. Power
Magellan Gold Corporation
President and Chief Executive Officer
P.O. Box 114, 60 Sea Walk Drive
The Sea Ranch, CA 95497

> **Re: Magellan Gold Corporation**
> **Registration Statement on Form S-1**
> **Filed May 18, 2011**
> **File No. 333-174287**

Dear Mr. Power:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2. Please provide your analysis as to whether Athena Silver Corporation should be named as an underwriter in the prospectus.

Risk Factors, page 8

3.   Please add a risk factor at the beginning of this section alerting investors to the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please also provide such information in your prospectus summary, and in your discussion of your liquidity at page 27.

4.   We note your disclosure regarding the beneficial ownership of your common stock by John Gibbs and John Power. We also note your disclosure regarding the relationships between Magellan and Athena Silver Corporation, including common control by Messrs. Gibbs and Power. Please disclose all related risks that are material, including, without limitation, the risk that the interests of the controlling stockholders may conflict with the interests of the minority stockholders. In addition, please discuss the potential for conflicts of interest to arise in connection with the business interests of Magellan and Athena Silver Corporation.

5.   We note your disclosure that Mr. Powers devotes only 25% of his time and attention to your business and affairs. Please add related risk factor disclosure.

6.   Certain of the risk factors you have provided in this section address risks related to development or mining activities. However, we note that your current operations are limited to pre-exploration activities. In view if this, discussion of development or mining activities appears to be premature. Revise the disclosure throughout your filing to remove discussion of development or mining activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Forward-Looking Statements, page 26

7.   The safe harbor provided by the Private Securities Litigation Reform Act of 1995 does not apply to statements made by an issuer of penny stock, nor does it apply to statements which are made in connection with an initial public offering. Also, it does not appear to be appropriate to suggest that the word "will" identifies a forward-looking statement in this context. If you retain this section, please revise it. Similarly, please remove your reference to the "Safe Harbor" for forward-looking statements at page 6.

8.   Please revise your filing to provide more detail in this section regarding your liquidity and capital resources with respect to your plan of exploration. For example, and without limitation, please disclose your anticipated sources of funds with respect to your obligations under your mineral leases and related agreements. Please also add related risk factor disclosure.

Management, page 45

9.   We note your disclosure that Mr. Power attended Occidental College and University of
        California at Davis. Please revise your filing to clarify whether Mr. Power earned any
        degrees from either such institution.

10.   We note your disclosure at page 45 regarding the involvement of your officer in certain
        legal proceedings during the past five years. With a view toward disclosure, please tell
        us whether any director or officer has been involved, during the past ten years, in any
        legal proceedings of the nature described in Item 401(f) of Regulation S-K.

Financial Statements, page F-1

11.   Please monitor the requirement to provide financial statements complying with Rule 8-08
        of Regulation S-X and corresponding updated disclosures throughout your filing.

Report of Independent Registered Public Accounting Firm, page F-10

12.   Currently, the report of your independent registered public accounting firm makes
        reference to "significant" doubt about your ability to continue as a going concern.
        Request your independent registered public accounting firm to revise their report to refer
        to "substantial" doubt. See AU 341.12.

Undertakings, page 58

13.   Please tell us why you have included at page 60 the undertaking set forth in Item 512(i)
        of Regulation S-K, given that it does not appear that you are relying on Rule 430A.

Signatures, page 61

14.   On your signature page, please clarify, if true, that Mr. Power has signed the registration
        statement in his capacity as (i) your principal executive officer, (ii) principal financial
        officer, and (iii) principal accounting officer or controller. Refer to Instructions 1 and 2
        to Form S-1.

Exhibit 5.1

15.   Please obtain and file a revised legal opinion in which counsel more clearly opines on the
        shares to be covered by your registration statement. In this regard, we note that counsel
        opined on "the Shares," but did not define this term. In addition, counsel should opine on
        the precise number of shares to be covered by the registration statement, as opposed to an
        approximate amount.

16.   In addition, please ensure that the revised opinion does not suggest that the opinion may not be accurate as of the date of effectiveness of your registration statement. In that regard, we note the statement that counsel assumes no obligation to revise or supplement its opinion after the May 17, 2011 date of the opinion.

Engineering Comments

Risk factors, page 8

17.   Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

18.   Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors. Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long. If he has not visited your claims, please add related risk factor disclosure.

Summary provisions of mineral leases and agreements, page 43

19.   Please disclose the following information for each of your properties:

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.
- The number and area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

History and geology of our properties, page 38

20.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
- A north arrow.
- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
- A title of the map or drawing, and the date on which it was drawn.
- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

History, page 39

21.   We note you refer to the Olinghouse Mine as having reserves. Please clarify whether you own or control this property.   Please note that mineral reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; and
- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

It is the staff's view that the historic three-year average commodity price is appropriate for use in any reserve or cash flow analysis used to designate reserves.

Please revise your disclosure accordingly, clarifying whether your own or control these reserves. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

22.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property.   Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

23.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.
- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.
- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
- A description of any work completed on the property and its present condition.
- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
- A description of equipment, infrastructure, and other facilities.
- The current state of exploration of the property.
- The total costs incurred to date and all planned future costs.
- The source of power and water that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Plan of Exploration, page 41

24. Please discuss the phased nature of the exploration process that typifies the period prior to establishing proven and probable reserves, and explain where in this process you are with your current exploration activities. Please indicate the extent to which decisions about proceeding with each successive phase of your exploration programs will depend on the completion of previous phases and your analysis of the results of those phases.

25. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler Schuler, Mining Engineer, at (202) 551-3718 with questions regarding engineering comments. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director